

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2020

Gareth Sheridan
Chief Executive Officer
Nutriband Inc.
121 South Orange Ave., Suite 1500
Orlando, Florida 32801

> **Re: Nutriband Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 19, 2020**
> **File No. 333-237724**

Dear Mr. Sheridan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 13, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-1

Selling Stockholders, page 24

1. We note your disclosure in the second paragraph of this section that the 25,000 shares of common stock issued upon conversion of the loans are being registered for resale. It appears, however, that such shares have been removed from your table. Please advise or revise your disclosure as appropriate.

Exhibit 5.1, page II-6

2. We note that the opinion only opines as to the shares issuable upon exercise of the warrants. If you are registering shares for resale that are outstanding, please file an opinion that opines on those shares.

　　　You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Joseph McCann at (202) 551-6262 with any other questions.

　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　Office of Life Sciences

cc:　　Michael Paige, Esq.